Mail Stop 3561

December 15, 2006

Mark Armour
Chief Financial Officer
Reed Elsevier
1-3 Strand
London WC2N 5JR
England

     Re: Reed Elsevier PLC and Reed Elsevier NV (the Company)
         File No. 001-13334 and 001-13688
         Form 20-F: For the Fiscal Year Ended December 31, 2005

Dear Mr. Armour:

     We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

     Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Selected Financial Data, page 3

1.   For the selected financial data presented in accordance with US GAAP, please disclose revenue for each of the five years presented. Refer to Item 3 (A) of Form 20-F for guidance.

Notes to the Combined Financial Statements, page F-10

Note 7: Share based remuneration, page F-22

2.   Please consider disclosing the basis for the expected option life. Refer to
        Questions 5 and 6 of SAB Topic No. 14.D.2 for further guidance.

Note 10: Taxation, page F-26

3.   Please consider disclosing the components of and basis for the non-current
        taxation liability.

Note 12: Acquisitions, page F-27

4.   Please consider disclosing the factors contributing to the recognition of goodwill,
        in accordance with paragraph 67(h) of IFRS 3.

Note 15: Intangible assets, page F-30

5.   We note your disclosure in regard to certain intangible assets in the "content,
        software and other" category with a net book value of £1.240 million at January 1,
        2004, that arose in acquisitions completed prior to the transition to IFRS. Please
        explain to us why you were not able to allocate these intangibles to specific
        categories of intangible assets in the transition to IFRS. Further, explain to us
        how the transitioning of these intangible assets complies with paragraph B2(c)(i)
        of IFRS 1. If it is appropriate to continue to classify these assets as intangibles,
        explain to us the basis for your treatment and the accounting guidance upon which
        you rely in support of your treatment.

6.   In regard to the intangible assets referred to in the preceding comment, please tell
        us how they are classified for US GAAP purposes (that is, are they classified as
        intangible assets or included in goodwill) and the basis for your treatment.

Note 35: US accounting information, page F-43

Effects on combined shareholders' equity of material differences between IFRS and US
GAAP, page F-44

(i) Goodwill and intangible assets, page F-44

7.   Please consider disclosing the components comprising the adjustment to US
        GAAP for goodwill and intangible assets for each year presented, along with
        further explanatory narrative as appropriate.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812

Sincerely,

Michael Fay
Branch Chief